August 14, 2006
VIA EDGAR

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549
Attention:	Steven Jacobs, Accounting Branch Chief Matthew Maulbeck, Staff Accountant

Re:	ZipRealty, Inc. Form 10-K for the year ended December 31, 2005 Filed March 16, 2006 File No. 000-51002
Ladies and Gentlemen:
     On behalf of ZipRealty, Inc. (the “Company”) and in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Staff dated August 8, 2006 in connection with the above-referenced report, we file herewith via EDGAR the Company’s response to the comment. For ease of reference, the text of the Staff’s comment has been provided herein in italics. The Company’s response follows the comment.
Form 10-K for the year ended December 31, 2005
Note 1. The Company and Summary of Significant Accounting Policies, pages 59 - 66
Software and Website development costs, page 64
COMMENT:
We note from your disclosure that costs incurred in the operating stage are capitalized or expensed depending on the nature of the cost. Please tell us what costs incurred in the operating stage are capitalized and describe your accounting basis for doing so. Reference is made to SOP 98-1.

RESPONSE:
We respectfully advise the Commission that the costs which are deferred during the operating stage are related to fees paid for cancelable maintenance contracts for internal use software purchased from third-party vendors. These cancelable maintenance contracts require the vendor to provide technical telephonic and/or on-line support in addition to upgrades, updates and bug fixes for its software during the contractual service periods which are typically one year. The costs associated with these cancelable arrangements are direct and incremental fees for which the Company would seek a refund in the event of cancellation before the end of the contractual period of service by the vendor. Accordingly, the Company capitalizes these costs and recognizes the expense on a ratable basis over the period of expected economic benefit which generally coincides with the contractual service periods.
In connection with the Company’s response, the Company acknowledges that:
The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned.

Very truly yours, HELLER EHRMAN LLP Karen A. Dempsey
cc:	Gary M. Beasley David A. Rector Karen B. Seto ZIPREALTY, INC. Daniel Zwarn PRICEWATERHOUSECOOPERS LLP